DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

August 16, 2017

VIA EDGAR

Mara L. Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	DCP Midstream, LP
Registration Statement on Form S-3
Filed August 11, 2017
File No. 333-219927

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DCP Midstream, LP hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will become effective on August 18, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Please contact Ms. Lucy Stark of Holland & Hart LLP at 303-295-8493 if you have any questions or comments regarding the foregoing.

Very truly yours,

DCP Midstream, LP

By:	DCP Midstream GP, LP
its general partner

By:	DCP Midstream GP, LLC
its general partner

By:	/s/ Michael S. Richards
Michael S. Richards
Vice President and Deputy General Counsel

cc:	Lisa Kohl, Securities and Exchange Commission
Danilo Castelli, Securities and Exchange Commission
Lucy Stark, Holland & Hart LLP